Exhibit 3.106

CERTIFICATE OF FORMATION

OF

ARAMARK ORGANIZATIONAL SERVICES, LLC

1.	The name of the limited liability company (the “Company”) is

Aramark Organizational Services, LLC

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	The purpose of the Company is to engage in any and all business in which limited liability companies are permitted under the Delaware Limited Liability Company Act.

4.	The conversion is to become effective as of September 30, 2016

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 27th day of September, 2016.

By:	/s/ ROBERT T. RAMBO
Robert T. Rambo
Organizer